Act 5/31/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022743

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECD S.E.C.
MAY 3 1 2002
526

| SEC FILE NUMBER |
|---|
| 8-3953 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**J. C. Bradford & Co., LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1285 Avenue of the Americas**

(No. and Street)

| New York | New York | 10019 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**E.L. Alvey** **201-352-4382**

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**

(Name – *of individual, state last, first, middle name*)

| 5 Times Square | New York | NY | 10036 |
|---|---|---|---|
| (Address) | (City) | (State) | (ZipCode) |

PROCESSED
JUN 0 5 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



Act 5/31/2002

# OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ______________________________, as of ______________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

**See Attached Oath or Affirmation**

______________________________

______________________________

______________________________

Signature

______________________________

Title

______________________________

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f ) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j ) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**OATH OR AFFIRMATION**

To the best of our knowledge and belief, the accompanying consolidated statement of financial condition pertaining to the firm of J. C. Bradford & Co., LLC at March 31, 2002, is true and correct.

(Name) Diane Frimmel
(Title) Executive Vice President and
Director of Operations
J. C. Bradford & Co., LLC

(Name) Robert Silver
(Title) President
J. C. Bradford & Co., LLC

STATE OF NEW JERSEY:

Sworn to before me this
28th day of May 2002

**Frances Soares**
**Notary Public**
**State of New Jersey**
My Commission Expires Feb. 21 2007

STATEMENT OF FINANCIAL CONDITION

J. C. Bradford & Co., LLC

March 31, 2002
with Report of Independent Auditors

J. C. Bradford & Co., LLC

Statement of Financial Condition

March 31, 2002

# Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

# Report of Independent Auditors

The Board of Governors
J. C. Bradford & Co., LLC

We have audited the accompanying statement of financial condition of J. C. Bradford & Co., LLC (the "Company") as of March 31, 2002. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of March 31, 2002 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

April 29, 2002

# J. C. Bradford & Co., LLC

## Statement of Financial Condition

March 31, 2002
*(In thousands)*

| | |
|---|---|
| **Assets** | |
| Investments | $ 1,999 |
| | $ 1,999 |
| **Liabilities and member's capital** | |
| Accounts payable and accrued expenses | $ 59 |
| Member's capital | 12,421 |
| Due from affiliates | (10,481) |
| Net member's capital | 1,940 |
| | $ 1,999 |

*See notes to statement of financial condition.*

J. C. Bradford & Co., LLC

Notes to Statement of Financial Condition

March 31, 2002
(In thousands)

## 1. Summary of Significant Accounting Policies

### Organization and Basis of Presentation

J.C. Bradford & Co., LLC, a Tennessee limited liability company (the "Company"), is wholly owned by UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG.

The Company remains a registered broker and dealer in securities under the Securities Exchange Act of 1934, but has no customers and does not trade for its own account as of March 31, 2002.

### Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal and state and local income taxes are provided for on a separate return basis.

### Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

## 2. Investments

Investments consist of commercial paper of a single AAA-rated financial institution maturing within thirty days and are carried at cost plus accrued interest, which approximates market value.

(In thousands)

**3. Commitments and Contingencies**

At March 31, 2002, there are various lawsuits pending against the Company. While the results of litigation cannot be predicted with certainty, management, based on advice of counsel, believes that the Company has defenses against all such actions and that the resolution of these actions will not result in any material adverse effect on the Company's statement of financial position.

**4. Related Party Transactions**

The Company's due from affiliates balance is primarily comprised of the net amount due from PW Treasury Funding Inc. ("PWTFI"), a wholly owned subsidiary of UBS Americas, and is primarily related to the merger-related transfer of certain net assets of the Company to UBS Americas, at book value, in exchange for intercompany receivables. The receivable is net of amounts borrowed from PWTFI to fund the Company's investments. The Company neither receives nor pays interest on its balances with affiliates.

The Company receives certain services from UBS PaineWebber Inc. ("PWI") and UBS PaineWebber Services Inc., both subsidiaries of UBS Americas, including facilities, personnel and financial administration. The Company is not charged for such services. PWI also provides clearing services for the Company's investments.

**5. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule. The minimum net capital requirement for the Company is $250. At March 31, 2002, the Company's net capital was $1,940 and its net capital in excess of the minimum required was $1,690.